Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-232124

Supplement No. 1 dated August 11, 2021 to Prospectus Supplement dated May 21, 2020

(To Prospectus dated July 24, 2019)

Up to $50,000,000 Aggregate Liquidation Preference

6.375% Series E Cumulative Term Preferred Stock

This Supplement No. 1 supplements and amends our Prospectus Supplement, dated May 21, 2020 (the “Series E Preferred Stock ATM Prospectus Supplement”), and should be read in conjunction with the Series E Preferred Stock ATM Prospectus Supplement and the prospectus dated July 24, 2019 (the “Base Prospectus”).

On May 21, 2020, we entered into separate sales agreements (each a “Sales Agreement” and collectively the “Sales Agreements”) with Wedbush Securities Inc. and Virtu Americas LLC (collectively, the “Sales Agents”), relating to the shares of our 6.375% Series E Cumulative Term Preferred Stock, par value $0.001 per share (“Series E Term Preferred Stock”), offered pursuant to the Series E Preferred Stock ATM Prospectus Supplement and the Base Prospectus. The Sales Agreements provide that we may offer and sell up to $50,000,000 aggregate liquidation preference of our Series E Term Preferred Stock from time to time through the Sales Agents or directly to the Sales Agents, acting as principals (the “Offering”).

As of the date hereof, we have sold approximately $19.6 million of the Series E Term Preferred Stock pursuant to the Series E Preferred Stock ATM Prospectus Supplement and have decided to terminate the Sales Agreements and the Offering, each effective as of the date hereof.

The date of this Supplement No. 1 to Prospectus Supplement is August 11, 2021